Exhibit 99.18

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total sanctions a major project to modernize the Antwerp refining and petrochemical platform

Paris, May 22, 2013—Total has approved a €1 billion modernization project for its Antwerp production facilities, Total’s largest European refining and petrochemical platform, in line with the Group’s strategy of focusing its investment on its large integrated platforms to position them among the most competitive of the industry.

“The approval of this upgrade plan is a milestone for the further development of the Antwerp facilities into one of the most profitable platform of the refining and chemicals business of Total” commented Patrick Pouyanné, President of Total Refining & Chemicals. “With this investment, Total is demonstrating not only its commitment to maintaining its position as a competitive industry leader in Europe and but also its ability to adapt to market trends by reducing its production capacities and emphasizing higher value-added products that meet the most stringent environmental standards.”

Two major projects will be implemented in the near future:

•

A new refinery upgrading complex, consisting of a solvent de-asphalting unit and a mild hydrocracking unit. Intended primarily to convert heavy fuel oil into desulphurized diesel and ultra low sulfur heating oil, the planned complex responds to the shift in demand toward products with a lower environmental impact. The facility is scheduled to start up in early 2016.

•

A new plant to convert low value refinery fuel gases into low cost petrochemical feedstock, replacing expensive oil-based naphtha. By further enhancing the integration between the platform’s refining and petrochemical units, this project will increase the competitiveness of the latter. The facility is scheduled to start up in early 2017.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

In the framework of this modernization plan, two existing production facilities will be shut down, as they are no longer competitive in the world economic environment:

•	The smallest and oldest steam cracker, currently idled for lack of markets, will be permanently stopped and dismantled.

•	The smallest and oldest polyethylene production line will be closed at end-2014, once an investment in other polyethylene lines to produce a new range of innovative polymers has been completed.

The Antwerp platform’s workforce will remain unchanged at around 1,700 people. Employees working in the facilities scheduled for shutdown will all have the opportunity to further develop their careers at the platform’s newly created production facilities.

About Total’s Antwerp Platform

Total has three production facilities in the port area of Antwerp that form an integrated refining and petrochemical platform. The platform produces various petroleum products, such as fuel oil, gasoline, LPG, diesel and jet fuel, as well as base chemicals including olefins, C4 fractions and aromatics, some of which are used to manufacture polymers like high density polyethylene. The Antwerp platform has around 1,700 employees. Its products are used in many household and industrial applications, including in the packaging and automotive industries.

About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com